Exhibit 4.1

CERTIFICATE TO SET FORTH DESIGNATIONS,

PREFERENCES, AND RIGHTS OF

SERIES C 24% CUMULATIVE

PREFERRED STOCK, $.01 PAR VALUE PER SHARE

It is hereby certified that:

I. The name of the corporation is Viragen International, Inc. (the “Corporation”), a Delaware corporation.

II. Set forth hereinafter is a statement of the voting powers, preferences, limitations, restrictions and relative rights of shares of Series C 24% Cumulative Preferred Stock, hereinafter designated as contained in a resolution of the Board of Directors of the Corporation pursuant to a provision of the Certificate of Incorporation of the Corporation permitting the issuance of said Series C 24% Cumulative Preferred Stock by resolution of the Board of Directors:

Creation of Series C 24% Cumulative Preferred Stock. Pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation, said Board of Directors adopts a resolution providing for the issuance of a series of 18,000 shares of Series C 24% Cumulative Preferred Stock pursuant to action by the Board of Directors dated July 6, 2006, which resolution is as follows:

SERIES C 24% CUMULATIVE PREFERRED STOCK

1. Designation: Number of Shares. The designation of said series of preferred stock shall be Series C 24% Cumulative Preferred Stock (the “Series C Preferred Stock”). The number of shares of Series C Preferred Stock shall be 18,000. Each share of Series C Preferred Stock shall have a stated value equal to $100 (as adjusted for any stock dividends, combinations or splits with respect to such shares) (the “Stated Value”), and $.01 par value. The Corporation will not issue more than 18,000 shares of Series C Preferred Stock (“Original Issue”).

2. Dividends.

(a) The holders of outstanding shares of Series C Preferred Stock (“Holders”) shall be entitled to receive preferential dividends in cash out of any funds of the Corporation before any dividend or other distribution will be paid or declared and set apart for payment on any shares of any Common Stock, or other class of stock presently authorized or to be authorized (the Common Stock, and such other stock being hereinafter collectively the “Junior Stock”) at the rate of 24% per annum on the Stated Value, from the date of issuance, payable in cash on the earlier of (i) annually in arrears commencing July 14, 2007 and annually thereafter in cash or (ii) upon redemption, as hereinafter provided, following the closing of any subsequent financing (whether done in one or more related financings of debt or equity) by the Company or its parent company, Viragen, Inc., with gross proceeds equal to or greater than $5,000,000. To the extent not prohibited by law, dividends must be paid to the Holders not later than five (5) business days after the end of each period for which dividends are payable.

(b) The dividends on the Series C Preferred Stock, at the rates provided above, shall be cumulative whether or not declared so that, if at any time full cumulative dividends at the rate aforesaid on all shares of the Series C Preferred Stock then outstanding, from the date from and after which dividends thereon are cumulative to the end of the annual dividend period next preceding such time shall not have been paid or declared and set apart for payment, or if the full dividend on all such outstanding Series C Preferred Stock for the then current dividend period shall not have been paid or declared and set apart for payment, the amount of the deficiency shall be paid or declared and set apart for payment before any sum shall be set apart for or applied by the Corporation or a subsidiary of the Corporation to the purchase, redemption or other acquisition of the Series C Preferred Stock or any shares of any other class of stock ranking on a parity with the Series C Preferred Stock (“Parity Stock”) and before any dividend or other distribution shall be paid or declared and set apart for payment on any Junior Stock and before any sum shall be set aside for or applied to the purchase, redemption or other acquisition of Junior Stock.

(c) Dividends on all shares of the Series C Preferred Stock shall begin to accrue and be cumulative from and after the date of issuance thereof. A dividend period shall be deemed to commence on the day following a dividend payment date herein specified and to end on the next succeeding dividend payment date herein specified.

3. Liquidation.

(a) Upon the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, the Holders of the Series C Preferred Stock shall be entitled to receive before any payment or distribution shall be made on Junior Stock, out of the assets of the Corporation available for distribution to stockholders, the Stated Value per share of Series C Preferred Stock and all accrued and unpaid dividends to and including the year-end of the year of redemption or liquidation. Upon the payment in full of all amounts due to Holders of the Series C Preferred Stock, the holders of the Common Stock of the Corporation and any other class of Junior Stock shall receive all remaining assets of the Corporation legally available for distribution. If the assets of the Corporation available for distribution to the Holders of the Series C Preferred Stock and all Parity Stock shall be insufficient to permit payment in full of the amounts payable to the Holders of Series C Preferred Stock and Parity Stock upon such liquidation, dissolution or winding-up, whether voluntary or involuntary, then all such assets of the Corporation shall be distributed to the exclusion of the holders of shares of Junior Stock to the Holders of the Series C Preferred Stock and Parity Stock and each Holder of Preferred Stock and Parity Stock shall receive a percentage of the funds available equal to the full amount of such funds payable to such holder as a liquidation preference, in accordance with each respective designation of preferences and rights, as a percentage of the full amount of funds available for such payment payable to all Holders of Series C Preferred Stock and Parity Stock.

(b) The purchase or the redemption by the Corporation of shares of any class of stock, the merger or consolidation of the Corporation with or into any other corporation or entity other than its parent, Viragen, Inc., or the sale or transfer by the Corporation of substantially all of its assets shall be deemed to be a liquidation, dissolution or winding-up of the Corporation for the purposes of this paragraph 3.

4. Voting Rights. The Holder of shares of Series C Preferred Stock shall not have voting rights except as described in Section 5 hereof.

5. Restrictions and Limitations.

(a) Amendments to Charter. The Corporation shall not amend its certificate of incorporation or designate any class or series of preferred stock without the approval by the Holders of at least 70% of the then outstanding shares of Series C Preferred Stock if such amendment would:

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(i) change the relative seniority rights of the Holders of Series C Preferred Stock as to the payment of dividends or in any payment on liquidation in relation to the holders of any other capital stock of the Corporation, or create any other class or series of capital stock entitled to parity or seniority as to the payment of dividends or any payment on liquidation in relation to the Holders of Series C Preferred Stock;

(ii) reduce the amount payable to the Holders of Series C Preferred Stock upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, or change the relative seniority of the liquidation preferences of the Holders of Series C Preferred Stock to the rights upon liquidation of the holders of other capital stock of the Corporation, or change the dividend rights of the Holders of Series C Preferred Stock or otherwise change the rights of the Holders of the Series C Preferred Stock under this Certificate to Set Forth Designations, Preferences and Rights of Series C 25% Cumulative Preferred Stock, $.01 par value per share (the “Certificate of Designations of Series C Preferred Stock”);

(iii) cancel or modify the rights of the Holders of the Series C Preferred Stock provided for in this Section 5.

(b) The Corporation shall not redeem, repurchase or otherwise acquire any shares of capital stock of the Corporation without the approval by the Holders of at least 70% of the then outstanding shares of Series C Preferred Stock until after the expiration of the Holders redemption rights under Section 6 below and performance thereof by the Corporation to the extent required.

(c) The Corporation shall not, directly or indirectly, declare or pay cash dividends or distributions on its capital stock (other than the Series C Preferred Stock) without the approval of the Holders of at least 70% of the then outstanding shares of Series C Preferred Stock until after the expiration of the Holders’ redemption rights under Section 6 below and performance thereof by the Corporation to the extent required.

6. Redemption.

(a) At such time as the Corporation or its parent, Viragen, Inc. (the “Parent”), completes a subsequent financing, of either debt or equity, in a single transaction or series of related transactions resulting in the receipt of aggregate gross proceeds (without duplication) to the Corporation and/or the Parent of $5,000,000 or more, each Holder may require the Corporation to redeem, at the sole option of the Holder, all or a portion of each Holder’s Series C Preferred Stock outstanding at such time at the Stated Value, including any accrued but unpaid dividends, rounded up to the year-end of the year of redemption. The Corporation shall provide notice to all the Holders within 5 days of the completion of such subsequent financing, and the Holders shall have 10 days following the issuance of such notice in order to elect redemption. Payment of the redemption amount as aforesaid shall be made within 30 days of receipt of such written election and against surrender of any stock certificates representing the shares of Series C Preferred Stock to be redeemed.

(b) At such time as the Corporation or its Parent completes a subsequent financing, of either debt or equity, in a single transaction or series of related transactions resulting in the receipt of aggregate gross proceeds (without duplication) to the Corporation and/or the Parent of $5,000,000 or more, the Corporation may redeem, at its sole option, all, but not less than all, of the Series C Preferred Stock outstanding at such time at the Stated Value thereof plus all accrued but unpaid dividends, rounded up to the year-end of the year of redemption. The Corporation shall provide written notice of its election to redeem the Series C Preferred Stock to the Holders at or prior to the receipt of such gross proceeds and shall set aside the redemption amount in a separate account for payment to such Holders. Payment to such holders shall be made concurrently with the Corporation’s receipt of such gross proceeds. The outstanding shares of Series C Preferred Stock shall be deemed automatically cancelled and no longer outstanding upon the Corporation’s payment of such redemption price in full.

7. Status of Redeemed Stock. In case any shares of Series C Preferred Stock shall be redeemed or otherwise repurchased or reacquired, the shares so redeemed, converted, or reacquired shall resume the status of authorized but unissued shares of Preferred Stock and shall no longer be designated as Series C Preferred Stock.

8. Authority to Amend. This Certificate of Designation of Series C Preferred Stock was adopted by the Corporation’s Board of Directors on July 6, 2006, and no stockholder consent was required for the adoption thereof pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation of said Corporation

IN WITNESS WHEREOF, the undersigned, being the Executive Vice President of this Corporation, has executed this Certificate as of July 12, 2006.

VIRAGEN INTERNATIONAL, INC.

By:	/s/ Dennis W. Healey
Name:	Dennis W. Healey
Title:	Executive Vice President/CFO

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